UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ JUNICHIROU OTsuda
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions of Projections concerning Consolidated Earnings and Year-end Dividends for the Fiscal Year ending March 31, 2006

(under Japanese GAAP)

Tokyo, February 15, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today announced that it has revised projections concerning consolidated earnings for the fiscal year ending March 31, 2006 mainly due to, among other things, an increase in the reversal of allowance for loan losses.

The following table shows the aggregate amount of (i) former Mitsubishi Tokyo Financial Group’s consolidated financial results (actual result from April to September for the fiscal year ending March 31, 2006), (ii) MUFG’s consolidated financial results (actual result from October to December for the fiscal year ending March 31, 2006) and (iii) MUFG’s projected earnings (from January to March for the fiscal year ending March 31, 2006).

Given, among other things, such revised projections of earnings, MUFG has also revised the projections concerning year-end dividends for common stock for the fiscal year ending March 31, 2006 as shown in the table. The projected year-end dividends for each class of preferred stock for the fiscal year ending March 31, 2006 remain the same as previously announced.

(With respect to the projections including the former UFJ Holding’s consolidated financial results (actual result from April 1, 2005 to September 30, 2005), please see the attached reference “The aggregate amount of Mitsubishi UFJ Financial Group’s and former UFJ Holdings’ consolidated earning projections for the fiscal year ending March 31, 2006”.)

Consolidated earning projections for the fiscal year ending March 31, 2006

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase/Decrease
Ordinary income	4,085.0	4,085.0	—	—%
Ordinary profit	990.0	1,065.0	+75.0	7.5%
Net income	520.0	760.0	+240.0	46.1%

*	Announced on November 24, 2005

Annual dividends for common stock for the fiscal year ending March 31, 2006

(in Japanese yen)

	Interim dividends (Actual result)	Year- end dividends (Projection)	Annual dividends (including interim dividends) (Projection)
As previously announced*	3,000	3,000	6,000
As revised	3,000	4,000	7,000

*	Announced on November 24, 2005

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Reference

The Aggregate Amount of Mitsubishi UFJ Financial Group’s and Former UFJ Holdings’

Consolidated Earning Projections for the Fiscal Year ending March 31, 2006

The aggregate amount of Mitsubishi UFJ Financial Group’s (MUFG) and former UFJ Holdings’ consolidated earning projections for the fiscal year ending March 31, 2006 is as follows.

The following table shows the aggregate amount of (i)former Mitsubishi Tokyo Financial Group’s and former UFJ Holdings’ consolidated financial results (in either case actual result from April 1, 2005 to September 30, 2005), (ii)MUFG’s consolidated financial results (actual result from October to December for the fiscal year ending March 31, 2006) and(iii) MUFG’s consolidated projected earnings (from January to March for the fiscal year ending March 31, 2006).

MUFG projects ¥1,420 billion in consolidated ordinary profit and ¥1,170 billion in consolidated net income for the fiscal year ending March 31, 2006, which increase ¥75 billion and ¥240 billion, respectively compared to the previously announced earnings projections in November 2005.

MUFG Consolidated

(in billions of Japanese yen, except percentages)

	Mitsubishi UFJ Financial Group + Former UFJ Holdings
			Bank of Tokyo-Mitsubishi UFJ + Former UFJ Bank		Mitsubishi UFJ Trust Bank + Former UFJ Trust Bank
		Previously announced projections*		Previously announced projections*		Previously announced projections*
Ordinary profit	1,420.0	1345.0	1,135.0	1100.0	225.0	190.0
Net income	1,170.0	930.0	1,025.0	805.0	135.0	105.0

Aggregate of subsidiary banks (Non-consolidated)

(in billions of Japanese yen, except percentages)

	Aggregate amount		Bank of Tokyo-Mitsubishi UFJ + Former UFJ Bank		Mitsubishi UFJ Trust Bank + Former UFJ Trust Bank
		Previously announced projections*	(Stand alone + Separated subsidiaries)	Previously announced projections*	(Stand alone + Separated subsidiaries)	Previously announced projections*
Net business profit	1,230.0	1,230.0	1,000.0	1,000.0	230.0	230.0
Ordinary profit	1,055.0	980.0	840.0	800.0	215.0	180.0
Net income	1,150.0	850.0	1,010.0	740.0	140.0	110.0

*	Announced on November 24, 2005.

•	The aggregate amount of the subsidiary banks’ non-consolidated net business profits remains the same as the previously announced projections in November 2005.

•	The major factor causing the increase in consolidated ordinary profit was a decrease in credit related costs (non-recurring losses).

•	The reason that revised amount of the consolidated net income is greater than that of the consolidated ordinary profit is mainly due to the increase in a reversal of allowance for loan losses (special gains).

•	The total credit related costs (being the aggregate amount of the credit related costs (non-recurring losses) and the reversal of allowance for loan losses (special gains)), which are expected to be reported as the reversal gain, are considered to be greater than previously projected.